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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
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                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
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                        (Title of Class of Securities)

                                  743 39P 101
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                                (CUSIP Number)

  Robert L. Daniels, c./o Project Software & Development, Inc., 20 University
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             Road,   Cambridge, Massachusetts 02138 (617-661-1444)
             -----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 3, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 1, dated October 4, 1996, amends the Schedule 13D filed by Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as trustee of the 1996 Daniels Voting Trust, as follows:


ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended to read in its entirety as follows:

          The 1996 Daniels Voting Trust replaces the 1994 Daniels Voting Trust, which terminated on or about August 19, 1996. Mr. Daniels founded the Company, is a director and is Chairman of the Executive Committee of the Company's Board of Directors.

          Robert and Susan Daniels have concluded that it would be imprudent for them to have such a large portion of their respective assets invested in the Company's shares now that Mr. Daniels is no longer involved in the day-to-day management of the Company. They would prefer to sell their shares in a transaction in which all other shareholders have an opportunity to participate and are prepared to cooperate with the Company's Board of Directors and investment bankers to achieve that end. They intend to explore all options available to maximize the value of their shares.

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                                   SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.


October 4, 1996


                                    ROBERT L. DANIELS
                                    -------------------------------------
                                    Robert L. Daniels


                                    SUSAN H. DANIELS
                                    -------------------------------------
                                    Susan H. Daniels

                                    THE 1996 DANIELS VOTING TRUST



                                    By: ROBERT L. DANIELS
                                        ---------------------------------
                                         Robert L. Daniels, as
                                           Trustee